Exhibit 99.9

September 26, 2005

IMPERIAL TOBACCO GROUP AND PHILIP MORRIS TO CONTINUE SALES AND DISTRIBUTION ARRANGEMENTS

Imperial Tobacco Group, through its subsidiary Imperial Tobacco Limited, has agreed a new co-marketing and logistics agreement with Philip Morris Limited for the continued sale and distribution of its Marlboro, Chesterfield and Raffles cigarettes in the United Kingdom. The new agreement runs until the end of 2010.

Imperial Tobacco and Philip Morris originally entered into a co-marketing and logistics agreement in 2001, and both parties have been keen to ensure the continued success of the arrangements in the UK.

Michael Read, UK General Manager for Imperial Tobacco Limited, said: “We are delighted to continue distributing Marlboro and other Philip Morris brands in the UK. Marlboro is the world’s leading American blend cigarette, and it continues to show strong growth potential.”

Javier Muller, General Manager of Philip Morris Limited, said: “We are pleased that Imperial Tobacco will continue distributing our flagship Marlboro brand in such an important market for Philip Morris. We are confident that the strength of Imperial Tobacco’s extensive sales network will enable us to accelerate the growth of our brands in the UK.”

For more information contact:

Simon Evans

Group Media Relations Executive

0117 933 7375